UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter 2021

Operating and Financial Results

Mexico City, Mexico, February 22, 2022— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the fourth quarter 2021 (4Q21).

Full year 2021 Summary

▪	Ps.2,117 million in capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments in 2021.
▪	Passenger traffic increased 62.9%, compared to 2020, reaching 18.0 million passengers in 2021.
▪	In 2021, Adjusted EBITDA was Ps.5,110 million with a record-high Adjusted EBITDA margin of 73.7%.

4Q21 Summary

▪	Passenger traffic increased 62.1% during 4Q21, as compared to 4Q20, reaching 5.4 million passengers, and decreased 10.0% as compared to 4Q19. The airports with the highest traffic recovery in percentage terms compared to 4Q19 were Ciudad Juárez, Mazatlán and Reynosa.
▪	Adjusted EBITDA was Ps.1,521 million, which compares to Ps.853 million in 4Q20, and was 8.5% higher than in 4Q19.
▪	Adjusted EBITDA margin reached 74.9%, as compared to 69.6% in 4Q20 and 73.2% in 4Q19.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.752 million in the quarter.

OMA will hold its 4Q21 earnings conference call on February 23, 2022 at 11:00 a.m. Eastern time, 10:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13726636. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

4Q21 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 39.0% compared to 4Q20 and decreased 11.6%, compared to 4Q19, mainly due to the number of routes suspended by the airlines.

During the quarter, 7 new routes, which did not exist before COVID-19 pandemic, started operations.

Total passenger traffic reached 5.4 million passengers, representing an increase of 62.1% as compared to 4Q20 and decreased 10.0% versus 4Q19. During the quarter, of total traffic, 87.4% was domestic and 12.6% was international.

Domestic passenger traffic increased 55.8%, compared to 4Q20, while international traffic increased 126%. Compared to 4Q19, domestic passenger traffic and international passenger traffic decreased 10.8% and 3.9%, respectively.

The airports with the largest contribution to passenger traffic recovery, in percentage terms as compared to 4Q19, were:

▪	Ciudad Juárez (+10.8%), on its Mexico City, Cancún and Guadalajara routes.
▪	Mazatlán (+6.0%), on its Tijuana and Chihuahua routes.
▪	Reynosa (+2.3%), on its Cancún and Villahermosa routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 87.2% as of December 31, 2021.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 19.5%, compared to 4Q20 due to higher handling, storage and custody activity related to ground import cargo. Total tonnage handled was 10,029 metric tons, 26.3% higher than 4Q20.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had a 78.3% occupancy rate, as compared to 41.6% in 4Q20, with a 21.2% increase in the average room rate to Ps.2,304 per night.

▪	Hilton Garden Inn had a 60.1% occupancy rate, compared to 24.8% in 4Q20, with a 10.2% increase in the average room rate to Ps.2,020 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.17.6 million, an increase of 12.1% versus 4Q20. The increase is explained by a higher number of warehouses in operation as compared to 4Q20.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 68.9% mainly due to an increase in passenger traffic, compared to 4Q20.

Non-aeronautical revenues increased 55.9%.

Commercial revenues increased 57.0%. The line items with the largest variations were:

▪	Parking, +102% as a result of an increase in passenger traffic, as well as higher penetration in the Monterrey, Ciudad Juárez, Chihuahua and Reynosa airports.

▪	Restaurants, Retail and Advertising, +52.4%, +64.5% and +92.8%, respectively, as a result of the supports granted to our tenants during 4Q20, as well as an increase in revenues from revenue share.

Diversification revenues increased 53.2%, mainly due to higher revenues from hotel services and OMA Carga.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 23.8%, mainly due to higher costs for payroll as a result of changes in labor regulation in Mexico, as well as higher costs of electricity, materials and others due to the increase in activity in OMA’s airports.

The major maintenance provision was Ps.118 million. The outstanding balance of the maintenance provision as of December 31, 2021 was Ps.1,742 million.

The airport concession tax was Ps.92 million and the technical assistance fee was Ps.41 million.

As a result of the foregoing, total operating costs and expenses increased 28.8%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,275 million, with an operating margin of 47.6%.

Adjusted EBITDA was Ps.1,521 million, with a margin of 74.9%.

Financing Income, Taxes, and Net Income

Financing Expense was Ps.30 million, a decrease of 89.0%, mainly due to an exchange gain, as compared to an exchange loss during the 4Q20.

Consolidated net income in the quarter was Ps.1,016 million, an increase of Ps.776 million.

Earnings per share, based on net income of the controlling interest, was Ps.2.62 and earnings per ADS was US$1.03. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 4Q21, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.752 million, comprised of Ps.648 million in improvements to concessioned assets, Ps.71 million in major maintenance, Ps.30 million in strategic investments, and Ps.3 million in other concepts.

The most important investment expenditures included:

Indebtedness

(Ps. Thousands)	Interest Rate	December 31, 2020	December 31, 2021
Short Term Debt			
Credit Lines payable at maturity in June 2022	TIIE + 99.6 bp	-	2,700,000
Subsidiaries capitalization and financing of working capital			
Total Short-Term Debt		**-**	**2,700,000**
Long-Term Debt			
10-yr Bond, Ps. 1,500 mm: OMA13	6.47%	1,500,000	1,500,000
Finance CAPEX and Refinance Debt			
7-yr Bond, Ps. 3,000 mm: OMA14	6.85%	3,000,000	-
Finance CAPEX and Refinance Debt			
10-yr Term Loan - Private Export Funding Corporation	3M Libor + 125 bp	13,503	-
Finance Security Equipment			
5-yr Bond, Ps. 1,000 mm: OMA21V	TIIE 28 + 75 bp	-	1,000,000
Green investments established on OMA's Green Bond Framework			
7-yr Bond, Ps. 2,500 mm: OMA21-2	7.83%	-	2,500,000
Refinance Debt			
Subtotal Long-Term Debt		4,513,503	5,000,000
Less: Current Portion of Long-Term Debt		(3,013,502)	-
Less: Commissions and Financing Expenses		(3,114)	(3,378)
Total Long-Term Debt		**1,496,886**	**4,996,622**
Plus: Financial leases		194,763	224,736
Plus: Current Portion of Long-Term Debt		3,013,502	-
Plus: Bank Debt		-	2,700,000
Total Debt + Financial leases		**4,705,151**	**7,921,358**
Mexican peso denominated debt		*99.7%*	*100.0%*
U.S. dollar denominated debt		*0.3%*	*0.0%*
Net Debt (Includes financial leases)		**1,746,347**	**1,934,194**
Net Debt / Adjusted EBITDA (x)		0.69	0.38

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 4Q21, cash flows from operating activities generated cash of Ps.1,214 million. This increase was mainly due to a higher income from operations.

Investing activities used cash of Ps.558 million in the fourth quarter. Financing activities reflect a dividend payment of Ps.1,980 million, as well as the flows received from short-term loan agreements, resulting in a cash increase of Ps.613 million.

The net increase in cash resulting from operating, investing and financing activities in 4Q21 was Ps.1,269 million. This, combined with the effects of changes in the value of cash, which resulted in a cash increase of Ps.34 million, the Cash and Cash Equivalents balance at December 31, 2021 was Ps.5,987 million.

COVID-19 Update

During the fourth quarter of 2021, passenger traffic held a positive recovery trend as compared to 4Q19, due to a higher mobility level in the country, in line with the epidemiological risk traffic light system in place during the quarter. During October, November and December, total passenger traffic decreased 12.9%, 9.5% and 7.5% compared to the same periods in 2019.

As of December 31, 2021, OMA had 153 origin-destination routes in operation, compared to 140 origin-destination routes as of December 31, 2020, and 183 as of December 31, 2019.

Also, due to the uncertainty caused by Omicron variant and the rise in positive cases at the beginning of 2022, passenger traffic recovery levels decelerated. The Company expects passenger traffic to rebound its recovery during the following months, as contagion levels decrease and the epidemiological risk traffic light system where OMA operates allows higher mobility levels and economic activity. As of the date of this report, 5 states in which OMA operates are in yellow, while 4 states are in green.

Subsequent Events

OMA’s Shareholders’ Meeting. On December 22, 2021, at the General Ordinary and Extraordinary Shareholders’ Meeting, shareholders approved, among other matters, the payment of a cash dividend of up to Ps.4,370 million. This special dividend was paid on January 19, 2022.

OMA’s inclusion in 2022 Bloomberg Gender-Equality Index. On January 26, 2022, OMA was recognized as one of the only ten Mexican companies to be included in the 2022 Bloomberg Gender-Equality Index, which distinguishes companies that excel at promoting equality, female talent development and diversity.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	From October 1 to December 31,			From January 1 to December 31,		
	2020	2021	% Var.	2020	2021	% Var.
Operating Activities						
Income Before Taxes	**262,637**	**1,245,758**	**374.3**	**1,492,380**	**3,835,809**	**157.0**
Depreciation and Amortization	112,476	127,699	13.5	435,344	487,230	11.9
Major Maintenance Provision	208,316	117,863	(43.4)	392,531	512,653	30.6
Doubtful Accounts Provision	3,816	(461)	n.a.	17,738	645	(96.4)
(Profit) / Loss on Sales of Machinery and Equipment - Net	(5,260)	(607)	(88.5)	(5,380)	(1,520)	(71.8)
Interest Income	(18,177)	(49,535)	172.5	(111,889)	(129,479)	15.7
Items in Results Related to Financing Activities						
Present Value of Major Maintenance Provision	18,029	36,192	100.7	75,262	114,137	51.7
Interest Expense	86,701	106,591	22.9	345,237	402,538	16.6
Exchange Fluctuation	190,729	(34,793)	n.a.	(72,253)	(84,916)	17.5
	859,267	**1,548,708**	**80.2**	**2,568,970**	**5,137,099**	**100.0**
Changes in:						
Trade Accounts Receivable - Net	92,027	(80,494)	n.a.	(37,934)	(252,672)	566.1
Recoverable Taxes	(38,647)	(76,681)	98.4	(246,597)	266,765	n.a.
Other Accounts Receivable	5,709	11,426	100.1	(16,576)	14,175	n.a.
Accounts Payable	11,995	8,095	(32.5)	(48,307)	(32,374)	(33.0)
Taxes and Accrued Expenses	3,240	5,809	79.3	48,472	(98,515)	n.a.
Taxes Paid	(108,960)	(141,277)	29.7	(747,867)	(491,542)	(34.3)
Accounts Payable to Related Parties	(150,178)	(928)	(99.4)	(72,554)	97,780	n.a.
Major Maintenance Payments	(45,788)	(71,023)	55.1	(103,704)	(203,042)	95.8
Other Long-Term Liabilities	(26,853)	10,051	n.a.	(40,425)	9,172	n.a.
Net Flow from Operating Activities	**601,813**	**1,213,686**	**101.7**	**1,303,477**	**4,446,845**	**241.2**
Investment Activities						
Acquisition of Property, Plant and Equipment	(14,262)	(28,229)	97.9	(157,992)	(101,333)	(35.9)
Investment in Airport Concessions	(375,430)	(579,793)	54.4	(1,283,642)	(1,824,557)	42.1
Other Long-Term Assets	(65)	-	(100.0)	(65)	-	(100.0)
Proceeds from Sale of Land, Machinery and Equipment	5,260	607	(88.5)	5,380	1,520	(71.8)
Interest income	18,177	49,535	172.5	111,889	129,479	15.7
Net Flow from Investing Activities	**(366,320)**	**(557,881)**	**52.3**	**(1,324,430)**	**(1,794,892)**	**35.5**
Cash Flow before Financing Activities	**235,493**	**655,805**	**178.5**	**(20,953)**	**2,651,953**	**n.a.**
Financing Activities						
Repurchase of Shares	-	-	n.a.	(150,000)	(474,852)	216.6
Issuance of Debt Securities	-	-	n.a.	-	3,500,000	n.a.
Repayment of Debt Securities	-	-	n.a.	-	(3,000,000)	n.a.
Debt issuance costs	-	-	n.a.	-	(12,859)	n.a.
Related-party Loans - Received	-	-	n.a.	41,895	-	(100.0)
Related-party Loans - Paid	-	-	n.a.	-	(7,350)	n.a.
Bank Loans - Drawdown	-	2,700,000	n.a.	-	2,700,000	n.a.
Bank Loans - Repayment	(9,750)	-	(100.0)	(42,592)	(13,967)	(67.2)
Interest Expense	(79,812)	(94,182)	18.0	(320,866)	(364,324)	13.5
Dividends Paid	-	(1,979,790)	n.a.	-	(1,979,790)	n.a.
Payment of Financial Leases	(14,025)	(12,772)	(8.9)	(57,325)	(54,589)	(4.8)
Net Cash Flow from Financing Activities	**(103,588)**	**613,255**	**n.a.**	**(528,888)**	**292,269**	**n.a.**
Net Increase (Reduction) in Cash and Cash Equivalents	**131,905**	**1,269,060**	**862**	**(549,840)**	**2,944,222**	**n.a.**
Effects of changes in the value of cash	(194,857)	34,322	n.a.	78,771	84,138	n.a.
Cash and Equivalents at Beginning of Period	3,021,756	4,683,782	55.0	3,429,873	2,958,804	(13.7)
Cash and Equivalents at End of Period	**2,958,804**	**5,987,164**	**102.4**	**2,958,804**	**5,987,164**	**102.4**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
(Thousands of Pesos)

Monterrey	4Q20	4Q21	2020	2021
Total Revenues	796,134	1,200,742	2,560,048	3,831,881
Aeronautical Revenues	419,142	704,187	1,278,257	2,371,178
Non- Aeronatical Revenues	109,762	154,936	479,320	551,744
Construction Revenues	267,231	341,619	802,470	908,960
Income from Operations	28,471	101,590	445,952	505,075
EBITDA	59,859	138,272	568,460	647,228

Culiacán	4Q20	4Q21	2020	2021
Total Revenues	146,603	205,708	479,436	722,328
Aeronautical Revenues	112,096	158,023	359,562	573,506
Non- Aeronatical Revenues	15,921	14,389	51,732	57,560
Construction Revenues	18,586	33,296	68,142	91,262
Income from Operations	(15,286)	26,637	92,341	109,181
EBITDA	(10,033)	32,302	113,229	131,623

Chihuahua				
Total Revenues	88,566	159,994	292,457	531,015
Aeronautical Revenues	65,504	126,351	215,728	419,027
Non- Aeronatical Revenues	12,706	12,636	46,049	48,531
Construction Revenues	10,356	21,007	30,679	63,457
Income from Operations	(7,619)	27,114	50,038	79,272
EBITDA	(1,171)	33,738	75,312	105,656

Ciudad Juárez				
Total Revenues	81,845	202,711	265,370	604,888
Aeronautical Revenues	61,906	125,259	199,685	403,208
Non- Aeronatical Revenues	10,400	8,974	37,736	36,148
Construction Revenues	9,540	68,478	27,949	165,532
Income from Operations	21,927	18,145	60,241	74,111
EBITDA	25,279	22,202	72,958	89,312

Mazatlán				
Total Revenues	83,924	125,629	273,318	408,996
Aeronautical Revenues	69,402	96,722	211,184	317,004
Non- Aeronatical Revenues	10,295	12,490	37,431	46,368
Construction Revenues	4,227	16,417	24,704	45,625
Income from Operations	32,685	12,166	63,103	57,048
EBITDA	37,419	17,003	81,803	76,302

Acapulco				
Total Revenues	40,021	79,896	173,787	273,969
Aeronautical Revenues	27,694	53,292	117,218	196,631
Non- Aeronatical Revenues	5,534	8,111	27,159	33,250
Construction Revenues	6,793	18,493	29,409	44,088
Income from Operations	21,228	10,604	21,587	41,483
EBITDA	32,524	22,092	66,368	87,177

Zihuatanejo				
Total Revenues	40,717	86,493	162,989	289,102
Aeronautical Revenues	22,071	40,022	98,645	137,018
Non- Aeronatical Revenues	4,956	5,534	18,360	22,127
Construction Revenues	13,691	40,937	45,984	129,957
Income from Operations	9,122	11,578	12,961	26,664
EBITDA	13,949	16,805	32,052	46,721

Other six airports				
Total Revenues	249,702	402,193	833,528	1,388,402
Aeronautical Revenues	150,655	263,660	486,084	908,942
Non- Aeronatical Revenues	26,843	29,142	96,443	124,514
Construction Revenues	72,205	109,392	251,001	354,946
Income from Operations	64,765	47,139	112,894	166,506
EBITDA	83,023	70,446	180,824	252,524

Consorcio Grupo Hotelero T2(1)				
Revenues	25,439	56,610	110,525	173,180
Income from Operations	(4,007)	14,023	(8,609)	35,708
EBITDA	6,998	26,532	31,693	77,762

Consorcio Hotelero Aeropuerto Monterrey (1)				
Revenues	7,041	18,363	32,949	52,900
Income from Operations	(3,222)	4,398	(6,918)	5,789
EBITDA	(313)	7,246	4,511	17,326

OMA VYNMSA Aero Industrial Park				
Revenues	16,775	18,752	56,454	68,294
Income from Operations	7,323	9,624	24,082	31,222
EBITDA	14,496	16,999	47,702	60,271

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior of 2020. The exchange rates used to convert foreign currency amounts were Ps.18.8727 as of December 31, 2019, Ps. 19.9352 as of December 31, 2020, and Ps.20.4672 as of December 31, 2021.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 22, 2022